CONFIDENTIAL

June 23, 2010

VIA FACSIMILE, EXPRESS MAIL, AND EDGAR

Mr. John Hartz

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and

Exchange Commission

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549-4631

RE:	PulteGroup, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 1-9804

Dear Mr. Hartz:

The following is our response to your comment letter dated May 26, 2010 relating to the above referenced filing of PulteGroup, Inc. filed with the United States Securities and Exchange Commission.

Very truly yours,

/s/ Roger A. Cregg

Roger A. Cregg

Executive Vice President and

Chief Financial Officer

PulteGroup, Inc.

Form 10-K for the year ended December 31, 2009

Item 7. Management’s Discussion and Analysis, page 22

Critical Accounting Policies and Estimates, page 40

Goodwill and Intangible Assets, page 43

1.	We note your disclosure on page 65 that approximately $350 million of the remaining goodwill balance at December 31, 2009 is at increased risk of future impairment. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying value and goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results or equity, please revise future filings to provide the following disclosures for each such reporting unit, beginning with your next quarterly filing:

•	The identity of the reporting unit and the corresponding reportable segment.

•	The amount of goodwill allocated.

•	The percentage by which fair value exceeds carrying value as of the most-recent step-one test.

•	A description of the assumptions that drive estimated fair value.

•

A discussion of any uncertainties associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that deviate from your historical results, please include discussion of those assumptions.

•	A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

•	Any other material and useful information you gather and analyze regarding the risks of recoverability of your goodwill.

If you have determined that estimated fair values substantially exceed carrying values for all of your reporting units, please disclose that determination in future filings. Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

In our future filings, beginning with our Form 10-Q for the quarter ending June 30, 2010, we will revise our disclosure within Critical Accounting Policies and Estimates to be substantially similar to the below example. In developing this revised disclosure, we have disaggregated the results to a level we believe is appropriate given the number of our reporting units, the similarity of the businesses and economic drivers of value, and the goodwill impairment information already disclosed in the notes to the consolidated financial statements.

PulteGroup, Inc.

“Goodwill

We have recorded a significant amount of goodwill related to the Centex merger completed in 2009. Goodwill, which represents the cost of acquired companies in excess of the fair value of the net assets at the acquisition date, is subject to annual impairment testing in the fourth quarter of each year or when events or changes in circumstances indicate the carrying amount may not be recoverable. We test goodwill at the reporting unit level, which represents an operating segment or one level below. Because goodwill is assigned at the reporting unit level after an acquisition and reflects the current overall operating structure of the business, it no longer retains its association with a particular acquisition. At the time of our fourth quarter 2009 goodwill impairment test, 24 of our reporting units had goodwill balances, of which 23 reporting units related to our Homebuilding reporting segments and one reporting unit related to our Financial Services reporting segment.

We evaluate the recoverability of goodwill by following a two step process. Step one of the goodwill impairment test involves comparing the carrying value of each of our reporting units to their estimated fair value. We determine the fair value of each reporting unit using accepted valuation methods, including the use of discounted cash flows supplemented by market-based assessments of fair value. The fair values are significantly impacted by estimates related to current market valuations, current and future economic conditions in each of our geographical markets, including the demand for new housing, and our strategic plans within each of our geographical markets. The discounted cash flow valuations involve the use of certain key assumptions, including projected revenue growth, profitability, and working capital levels as well as market-based discount rates (a discount rate of 10.0% was used for all reporting units in the 2009 goodwill impairment test based on a market-based weighted-average cost of capital for the homebuilding industry). In performing these valuations, we rely on our internal forecasts trended toward long-term averages that vary by reporting unit based on a combination of historical performance and our expectations for the future. Due to uncertainties in the estimation process and the significant volatility in demand for new housing, actual results could differ significantly from such estimates. As a result of step one of the 2009 goodwill impairment test, we determined that the carrying value exceeded the fair value for 13 of our reporting units.

We perform step two of the goodwill impairment test for any reporting unit whose carrying value exceeds its fair value. Step two involves allocating the fair value of the reporting unit to its assets and liabilities, with the excess representing implied goodwill. An impairment loss is recognized if the recorded goodwill exceeds the implied goodwill. Of the 13 reporting units whose carrying value exceeded their fair value in step one of the 2009 goodwill impairment test, we determined that 11 of the reporting units experienced an impairment of goodwill totaling $563.0 million.

PulteGroup, Inc.

The below table summarizes our 2009 goodwill impairment test results ($000’s omitted):

	Number of Reporting Units	Goodwill Impairment Recorded	Goodwill Remaining at December 31, 2009
Goodwill impairment recorded	11	$562,990	$233,837
Step two performed but goodwill not impaired	2	—	94,322
Fair value exceeded carrying value by less than 10%	3	—	215,210
Fair value exceeded carrying value by greater than 10%	8	—	352,549
	24	$562,990	$895,918

As summarized in the above table, a significant portion of the goodwill remaining at December 31, 2009 relates to reporting units that are at increased risk of future impairment, the majority of which is concentrated in our Southeast and Gulf Coast reporting segments. Our overall outlook and cash flow projections for each reporting unit involve the use of certain key assumptions, many of which are interdependent upon each other. A change in any one or combination of these assumptions could impact the estimated fair value of a reporting unit. If our expectations of future results and cash flows decrease significantly or other economic conditions deteriorate, goodwill may be further impaired. A hypothetical 10% decrease in the fair value of each reporting unit would have resulted in an additional impairment loss of approximately $110 million related to the 11 reporting units for which a goodwill impairment was recorded and the two reporting units for which a step two analysis was performed but goodwill was not impaired. Additionally, such a decrease would have resulted in three additional reporting units progressing to a step two analysis (those reporting units for which the fair value exceeded carrying value by less than 10%), which might have resulted in an additional impairment loss of an indeterminate amount, though it would not have exceeded the $215.2 million of goodwill allocated to these reporting units.

We will continue to monitor each of our reporting units and perform goodwill impairment testing when events or changes in circumstances indicate the carrying amount may not be recoverable. See Note 3 to the Consolidated Financial Statements for additional discussion of our goodwill impairment and the allocation of the remaining goodwill by reporting segment.

PulteGroup, Inc.

Intangible assets

We have recorded intangible assets related to tradenames acquired with the Centex merger completed in 2009 and the Del Webb merger completed in 2001, which are being amortized over their estimated useful lives. The carrying values and ultimate realization of these assets are dependent upon estimates of future earnings and benefits that we expect to generate from their use. If we determine that the carrying values of intangible assets may not be recoverable based upon the existence of one or more indicators of impairment, we use a projected undiscounted cash flow method to determine if impairment exists. If the carrying values of the intangible assets exceed the expected undiscounted cash flows, then we measure impairment as the difference between the fair value of the asset and the recorded carrying value. If our expectations of future results and cash flows decrease significantly or if our strategy related to the use of such intangible assets changes, the related intangible assets may be impaired.”

Item 8.	Financial Statements and Supplementary Data, page 47

Note 3. Goodwill, page 65

2.	In regard to the goodwill impairment that you recorded during the year ended December 31, 2009, please help us better understand supplementally and clarify in future filings:

•	How you allocated goodwill to your reporting units, including the number of reporting units you have and your basis for determining them.

•

How you determined the amount of the total impairment, including how you considered the decline in your market capitalization between the merger date and the valuation date and how you considered the relationship of your market capitalization to stockholders’ equity.

•	The key assumptions related to the estimated fair values of your reporting units that changed between the merger date and the valuation date.

•	How you determined the amount of the $867.3 million carry-back, as disclosed in note 12, including how much, if any, of that carry-back related to Centex.

We determined our reporting units and allocated to them the goodwill resulting from the Centex merger following the guidance in ASC 350, “Intangibles – Goodwill and Other”. Under ASC 350-20, a reporting unit is defined as:

“A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. An operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component.”

PulteGroup, Inc.

In applying this definition to our organization, the components of our Area operating segments represent our 31 local homebuilding divisions (see below for discussion of Financial Services), which we also determined to represent our reporting units. In allocating goodwill to our reporting units, we applied the following principles from ASC 350-20:

•	All goodwill shall be assigned to one or more reporting units as of the acquisition date, regardless of its source.

•	The methodology used to determine the amount of goodwill to assign to a reporting unit shall be reasonable and supportable and shall be applied in a consistent manner.

•

If some portion of goodwill is deemed to relate to the entity as a whole, that portion of goodwill should be assigned to all of the reporting units of the entity in a reasonable and supportable manner.

Our allocation of goodwill to the 23 homebuilding reporting units that acquired Centex operations was based on the fair values of the reporting units’ acquired Centex operations, which we reconciled to the total purchase price for the merger, and the fair values of their net assets. We also allocated $1.6 million to the Financial Services segment related to Centex’s retail title operations, which we are in the process of selling.

We determined the amount of the total goodwill impairment following the two step process outlined in ASC 350. In the first step, we compared the carrying value of each of the reporting units to its fair value. We determined each reporting unit’s fair value primarily using a discounted cash flow methodology and reconciled the total of such results to our overall market capitalization for reasonableness. For those reporting units with goodwill for which the reporting unit’s carrying value exceeded its fair value, we proceeded to the second step of the impairment test. The second step involved comparing the implied value of goodwill (based on the difference between the fair value of the reporting unit and the fair value of its net assets) to the reporting unit’s recorded goodwill balance. Any deficiency of the implied value of goodwill versus its recorded value resulted in an impairment of the recorded goodwill.

The determinations of fair value in allocating goodwill at the merger date (August 18, 2009) and at the goodwill impairment assessment date (October 31, 2009) followed the same process using similar long-term assumptions. The primary difference is that the valuation at the merger date was based on only the acquired Centex operations reconciled to the purchase price for the Centex merger while the valuation at October 31 was based on the integrated operations of each reporting unit reconciled to our overall market capitalization. This valuation approach at October 31 was consistent with our operating structure following the merger where all acquired Centex operations were integrated with the Pulte operations and managed and forecasted at the division level, not according to legacy operations.

PulteGroup, Inc.

Our valuation results were also consistent with movements in our stock price. Our stock price increased by 14% from the date of signing the merger agreement (April 7, 2009) to the merger date (August 18, 2009) but then decreased 27% to the goodwill impairment test date (October 31, 2009). This resulted in a significant increase to the purchase price, and goodwill, beyond our initial expectations and then a significant decrease to our market capitalization, which we reconciled to our valuation results, at October 31. We also considered the relationship of our market capitalization to our stockholders’ equity, which were approximately equal. This implied that some reporting units would likely have an excess of fair value above carrying value while others would have a deficiency, which is consistent with our valuation results. The requirement under ASC 350 to allocate all goodwill to our reporting units even though a significant portion of the goodwill is attributable to the economic value of deferred tax assets and corporate and financing synergies that are not directly reflected in the fair values of the individual reporting units also contributed to the goodwill impairment.

The $867.3 million disclosed in note 12 to the consolidated financial statements represents the estimated amount of federal income tax refunds that we expected to receive from the carryback of our 2009 taxable losses as a result of the enactment into law on November 6, 2009 of the Worker, Homeownership, and Business Assistance Act of 2009. Of this amount, $288.6 million related to Centex. All of the $867.3 million has been received in 2010. We do not allocate tax assets and liabilities to our reporting units as part of our goodwill impairment test in accordance with the guidance in ASC 350-20 because a theoretical sale of a reporting unit would most likely be structured as an asset sale (taxable) rather than a stock sale (non-taxable). As a result, the tax carryback had no impact on the goodwill impairment test.

We acknowledge that:

•	PulteGroup, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	PulteGroup, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.